Exhibit 99.2

Rules 4.7.3 and 4.10.3

Appendix 4G

Key to Disclosures
Corporate Governance Council Principles and Recommendations

Name of entity
ELEVRA LITHIUM LIMITED

ABN/ARBN	Financial year ended:
26 091 951 978	30 June 2026

Our corporate governance statement1 for the period above can be found at:2

☐	These pages of our annual report:

☒	This URL on our website:	https://www.elevra.com/about/corporate-governance/

The Corporate Governance Statement is accurate and up to date as at 28 August 2026 and has been approved by the board.

The annexure includes a key to where our corporate governance disclosures can be located.3

Date:	28 August 2026

Name of authorised officer authorising lodgement:	Lucas Dow - Managing Director and CEO

1 “Corporate governance statement” is defined in Listing Rule 19.12 to mean the statement referred to in Listing Rule 4.10.3 which discloses the extent to which an entity has followed the recommendations set by the ASX Corporate Governance Council during a particular reporting period.

Listing Rule 4.10.3 requires an entity that is included in the official list as an ASX Listing to include in its annual report either a corporate governance statement that meets the requirements of that rule or the URL of the page on its website where such a statement is located. The corporate governance statement must disclose the extent to which the entity has followed the recommendations set by the ASX Corporate Governance Council during the reporting period. If the entity has not followed a recommendation for any part of the reporting period, its corporate governance statement must separately identify that recommendation and the period during which it was not followed and state its reasons for not following the recommendation and what (if any) alternative governance practices it adopted in lieu of the recommendation during that period.

Under Listing Rule 4.7.4, if an entity chooses to include its corporate governance statement on its website rather than in its annual report, it must lodge a copy of the corporate governance statement with ASX at the same time as it lodges its annual report with ASX. The corporate governance statement must be current as at the effective date specified in that statement for the purposes of Listing Rule 4.10.3.

Under Listing Rule 4.7.3, an entity must also lodge with ASX a completed Appendix 4G at the same time as it lodges its annual report with ASX. The Appendix 4G serves a dual purpose. It acts as a key designed to assist readers to locate the governance disclosures made by a listed entity under Listing Rule 4.10.3 and under the ASX Corporate Governance Council’s recommendations. It also acts as a verification tool for listed entities to confirm that they have met the disclosure requirements of Listing Rule 4.10.3.

The Appendix 4G is not a substitute for, and is not to be confused with, the entity’s corporate governance statement. They serve different purposes and an entity must produce each of them separately.

2 Tick whichever option is correct and then complete the page number(s) of the annual report, or the URL of the web page, where your corporate governance statement can be found. You can, if you wish, delete the option which is not applicable.

3 Throughout this form, where you are given two or more options to select, you can, if you wish, delete any option which is not applicable and just retain the option that is applicable. If you select an option that includes “OR” at the end of the selection and you delete the other options, you can also, if you wish, delete the “OR” at the end of the selection.
See notes 4 and 5 below for further instructions on how to complete this form.

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 1

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations
ANNEXURE – KEY TO CORPORATE GOVERNANCE DISCLOSURES

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
PRINCIPLE 1 – LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT
1.1
A listed entity should have and disclose a board charter setting out:
(a)      the respective roles and responsibilities of its board and management; and
(b)      those matters expressly reserved to the board and those delegated to management.
		☒ and we have disclosed a copy of our board charter at: https://www.elevra.com/about/corporate-governance/	☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.2
A listed entity should:
(a)      undertake appropriate checks before appointing a director or senior executive or putting someone forward for election as a director; and
(b)      provide security holders with all material information in its possession relevant to a decision on whether or not to elect or re-elect a director.
		☒	☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.3	A listed entity should have a written agreement with each director and senior executive setting out the terms of their appointment.	☒	☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.4	The company secretary of a listed entity should be accountable directly to the board, through the chair, on all matters to do with the proper functioning of the board.	☒	☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

4 Tick the box in this column only if you have followed the relevant recommendation in full for the whole of the period above. Where the recommendation has a disclosure obligation attached, you must insert the location where that disclosure has been made, where indicated by the line with “insert location” underneath. If the disclosure in question has been made in your corporate governance statement, you need only insert “our corporate governance statement”. If the disclosure has been made in your annual report, you should insert the page number(s) of your annual report (eg “pages 10-12 of our annual report”). If the disclosure has been made on your website, you should insert the URL of the web page where the disclosure has been made or can be accessed (eg “www.entityname.com.au/corporate governance/charters/”).

5 If you have followed all of the Council’s recommendations in full for the whole of the period above, you can, if you wish, delete this column from the form and re-format it.

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 2

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations
Corporate Governance Council recommendation	Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
1.5
A listed entity should:
(a)          have and disclose a diversity policy;
(b)          through its board or a committee of the board set measurable objectives for achieving gender diversity in the composition of its board, senior executives and workforce generally; and
(c)        disclose in relation to each reporting period:
(1)      the measurable objectives set for that period to achieve gender diversity;
(2)      the entity’s progress towards achieving those objectives; and
(3)      either:
(A)         the respective proportions of men and women on the board, in senior executive positions and across the whole workforce (including how the entity has defined “senior executive” for these purposes); or
(B)         if the entity is a “relevant employer” under the Workplace Gender Equality Act, the entity’s most recent “Gender Equality Indicators”, as defined in and published under that Act.
If the entity was in the S&P / ASX 300 Index at the commencement of the reporting period, the measurable objective for achieving gender diversity in the composition of its board should be to have not less than 30% of its directors of each gender within a specified period.

☒
and we have disclosed a copy of our diversity policy at:
https://www.elevra.com/about/corporate-governance/

and we have disclosed the information referred to in paragraph (c) at:
Pages 3 - 4 of our 2026 Corporate Governance Statement

and if we were included in the S&P / ASX 300 Index at the commencement of the reporting period our measurable objective for achieving gender diversity in the composition of its board of not less than 30% of its directors of each gender within a specified period:
Following completion of the Merger with Piedmont Lithium Inc. on 30 August 2025, this objective is satisfied. See pages 3 - 4 of our 2026 Corporate Governance Statement
☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.6
A listed entity should:
(a)          have and disclose a process for periodically evaluating the performance of the board, its committees and individual directors; and
(b)          disclose for each reporting period whether a performance evaluation has been undertaken in accordance with that process during or in respect of that period.

☒
and we have disclosed the evaluation process referred to in paragraph (a) at:
Pages 4 - 5 of our 2026 Corporate Governance Statement

and whether a performance evaluation was undertaken for the reporting period in accordance with that process at:
Pages 4 – 5 of our 2026 Corporate Governance Statement
☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 3

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations
Corporate Governance Council recommendation	Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
1.7
A listed entity should:
(a)    have and disclose a process for evaluating the performance of its senior executives at least once every reporting period; and
(b)           disclose for each reporting period whether a performance evaluation has been undertaken in accordance with that process during or in respect of that period.

☒
and we have disclosed the evaluation process referred to in paragraph (a) at:
Page 5 of our 2026 Corporate Governance Statement
and whether a performance evaluation was undertaken for the reporting period in accordance with that process at:
Page 5 of our 2026 Corporate Governance Statement
☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 4

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations
Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5
PRINCIPLE 2 - STRUCTURE THE BOARD TO BE EFFECTIVE AND ADD VALUE
2.1
The board of a listed entity should:
(a)          have a nomination committee which:
(1)      has at least three members, a majority of whom are independent directors; and
(2)      is chaired by an independent director, and disclose:
(3)      the charter of the committee;
(4)      the members of the committee; and
(5)     as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or
(b)          if it does not have a nomination committee, disclose that fact and the processes it employs to address board succession issues and to ensure that the board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively.

☒
The entity complies with paragraph (a):
and we have disclosed a copy of the charter of the committee at:
https://www.elevra.com/about/corporate-governance/

and the information referred to in paragraphs (4) and (5) at:
Pages 5 - 6 of our 2026 Corporate Governance Statement
☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
2.2	A listed entity should have and disclose a board skills matrix setting out the mix of skills that the board currently has or is looking to achieve in its membership.	☒ and we have disclosed our board skills matrix at: Pages 6 - 7 of our 2026 Corporate Governance Statement	☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
2.3
A listed entity should disclose:
(a)          the names of the directors considered by the board to be independent directors;
(b)          if a director has an interest, position, affiliation or relationship of the type described in Box 2.3 but the board is of the opinion that it does not compromise the independence of the director, the nature of the interest, position or relationship in question and an explanation of why the board is of that opinion; and
(c)        the length of service of each director.

☒
and we have disclosed the names of the directors considered by the board to be independent directors at:
Page 8 of our 2026 Corporate Governance Statement
and, where applicable, the information referred to in paragraph (b) at:
Page 8 of our 2026 Corporate Governance Statement
and the length of service of each director at:
Page 8 of our 2026 Corporate Governance Statement
☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 5

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations
Corporate Governance Council recommendation		Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
2.4	A majority of the board of a listed entity should be independent directors.	☒	☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
2.5	The chair of the board of a listed entity should be an independent director and, in particular, should not be the same person as the CEO of the entity.	☐	☒ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
2.6
A listed entity should have a program for inducting new directors and for periodically reviewing whether there is a need for existing directors to undertake professional development to maintain the skills and knowledge needed to perform their role as directors effectively.
		☒	☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
PRINCIPLE 3 – INSTIL A CULTURE OF ACTING LAWFULLY, ETHICALLY AND RESPONSIBLY
3.1	A listed entity should articulate and disclose its values.	☒ and we have disclosed our values at: Page 9 of our 2026 Corporate Governance Statement and at: https://www.elevra.com/about/our-business/	☐ set out in our Corporate Governance Statement
3.2
A listed entity should:
(a)          have and disclose a code of conduct for its directors, senior executives and employees; and
(b)          ensure that the board or a committee of the board is informed of any material breaches of that code.
		☒ and we have disclosed our code of conduct at: https://www.elevra.com/about/corporate-governance/	☐ set out in our Corporate Governance Statement
3.3	A listed entity should: (a) have and disclose a whistleblower policy; and (b) ensure that the board or a committee of the board is informed of any material incidents reported under that policy.	☒ and we have disclosed our whistleblower policy at: https://www.elevra.com/about/corporate-governance/	☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 6

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations
Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
3.4	A listed entity should: (a) have and disclose an anti-bribery and corruption policy; and (b) ensure that the board or committee of the board is informed of any material breaches of that policy.	☒ and we have disclosed our anti-bribery and corruption policy at: https://www.elevra.com/about/corporate-governance/	☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 7

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations
Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
PRINCIPLE 4 – SAFEGUARD THE INTEGRITY OF CORPORATE REPORTS
4.1
The board of a listed entity should:
(a)          have an audit committee which:
(1)     has at least three members, all of whom are non-executive directors and a majority of whom are independent directors; and
(2)     is chaired by an independent director, who is not the chair of the board, and disclose:
(3)     the charter of the committee;
(4)     the relevant qualifications and experience of the members of the committee; and
(5)     in relation to each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or
(b)           if it does not have an audit committee, disclose that fact and the processes it employs that independently verify and safeguard the integrity of its corporate reporting, including the processes for the appointment and removal of the external auditor and the rotation of the audit engagement partner.

☒
The entity complies with paragraph (a):
and we have disclosed a copy of the charter of the committee at:
https://www.elevra.com/about/corporate-governance/

and the information referred to in paragraphs (4) and (5) at:
Pages 10 – 11 of our 2026 Corporate Governance Statement
☐ set out in our Corporate Governance Statement
4.2
The board of a listed entity should, before it approves the entity’s financial statements for a financial period, receive from its CEO and CFO a declaration that, in their opinion, the financial records of the entity have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.
		☒	☐ set out in our Corporate Governance Statement
4.3	A listed entity should disclose its process to verify the integrity of any periodic corporate report it releases to the market that is not audited or reviewed by an external auditor.	☒	☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 8

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations
Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
PRINCIPLE 5 – MAKE TIMELY AND BALANCED DISCLOSURE
5.1	A listed entity should have and disclose a written policy for complying with its continuous disclosure obligations under listing rule 3.1.	☒ and we have disclosed our continuous disclosure compliance policy at: https://www.elevra.com/about/corporate-governance/	☐ set out in our Corporate Governance Statement
5.2	A listed entity should ensure that its board receives copies of all material market announcements promptly after they have been made.	☒	☐ set out in our Corporate Governance Statement
5.3
A listed entity that gives a new and substantive investor or analyst presentation should release a copy of the presentation materials on the ASX Market Announcements Platform ahead of the presentation.
		☒	☐ set out in our Corporate Governance Statement
PRINCIPLE 6 – RESPECT THE RIGHTS OF SECURITY HOLDERS
6.1	A listed entity should provide information about itself and its governance to investors via its website.	☒ and we have disclosed information about us and our governance on our website at: https://www.elevra.com/about/ https://www.elevra.com/about/corporate-governance/	☐ set out in our Corporate Governance Statement
6.2	A listed entity should have an investor relations program that facilitates effective two-way communication with investors.	☒	☐ set out in our Corporate Governance Statement
6.3	A listed entity should disclose how it facilitates and encourages participation at meetings of security holders.	☒ and we have disclosed how we facilitate and encourage participation at meetings of security holders at: Page 13 of our 2026 Corporate Governance Statement	☐ set out in our Corporate Governance Statement
6.4	A listed entity should ensure that all substantive resolutions at a meeting of security holders are decided by a poll rather than by a show of hands.	☒	☐ set out in our Corporate Governance Statement
6.5	A listed entity should give security holders the option to receive communications from, and send communications to, the entity and its security registry electronically.	☒	☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 9

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations
Corporate Governance Council recommendation	Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
PRINCIPLE 7 – RECOGNISE AND MANAGE RISK
7.1
The board of a listed entity should:
(a)            have a committee or committees to oversee risk, each of which:
(1)            has at least three members, a majority of whom are independent directors; and
(2)            is chaired by an independent director, and disclose:
(3)            the charter of the committee;
(4)            the members of the committee; and
(5)            as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or
(b)            if it does not have a risk committee or committees that satisfy (a) above, disclose that fact and the processes it employs for overseeing the entity’s risk management framework.
☒
The entity complies with paragraph (a):
and we have disclosed a copy of the charter of the committee at:
https://www.elevra.com/about/corporate-governance/
and the information referred to in paragraphs (4) and (5) at:
Page 14 of our 2026 Corporate Governance Statement
☐ set out in our Corporate Governance Statement
7.2
The board or a committee of the board should:
(a)           review the entity’s risk management framework at least annually to satisfy itself that it continues to be sound and that the entity is operating with due regard to the risk appetite set by the board; and
(b)           disclose, in relation to each reporting period, whether such a review has taken place.
	☒ and we have disclosed whether a review of the entity’s risk management framework was undertaken during the reporting period at: Page 14 of our 2026 Corporate Governance Statement	☐ set out in our Corporate Governance Statement
7.3
A listed entity should disclose:
(a)            if it has an internal audit function, how the function is structured and what role it performs; or
(b)            if it does not have an internal audit function, that fact and the processes it employs for evaluating and continually improving the effectiveness of its governance, risk management and internal control processes.
☒
The entity complies with paragraph (b):
and we have disclosed the fact that we do not have an internal audit function and the processes we employ for evaluating and continually improving the effectiveness of our risk management and internal control processes at:
Page 15 of our 2026 Corporate Governance Statement
☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 10

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations
Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
7.4	A listed entity should disclose whether it has any material exposure to environmental or social risks and, if it does, how it manages or intends to manage those risks.
☒
and we have disclosed whether we have any material exposure to environmental and social risks at:
Page 15 of our 2026 Corporate Governance Statement

and, if we do, how we manage or intend to manage those risks at:
Page 15 of our 2026 Corporate Governance Statement

☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 11

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations
Corporate Governance Council recommendation	Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
PRINCIPLE 8 – REMUNERATE FAIRLY AND RESPONSIBLY
8.1
The board of a listed entity should:
(a)          have a remuneration committee which:
(1)           has at least three members, a majority of whom are independent directors; and
(2)           is chaired by an independent director, and disclose:
(3)           the charter of the committee;
(4)           the members of the committee; and
(5)           as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or
(b)           if it does not have a remuneration committee, disclose that fact and the processes it employs for setting the level and composition of remuneration for directors and senior executives and ensuring that such remuneration is appropriate and not excessive.
☒
The entity complies with paragraph (a):
and we have disclosed a copy of the charter of the committee at:
https://www.elevra.com/about/corporate-governance/
and the information referred to in paragraphs (4) and (5) at:
Page 16 of our 2026 Corporate Governance Statement
☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
8.2	A listed entity should separately disclose its policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives.	☒
and we have disclosed separately our remuneration policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives at:
Pages 16 - 17 of our 2026 Corporate Governance Statement
☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
8.3
A listed entity which has an equity-based remuneration scheme should:
(a)          have a policy on whether participants are permitted to enter into transactions (whether through the use of derivatives or otherwise) which limit the economic risk of participating in the scheme; and
(b)          disclose that policy or a summary of it.
☒ and we have disclosed our policy on this issue or a summary of it at: https://www.elevra.com/about/corporate-governance/
☐             set out in our Corporate Governance Statement OR
☐            we do not have an equity-based remuneration scheme and this recommendation is therefore not applicable OR
☐           we are an externally managed entity and this recommendation is therefore not applicable

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 12

CORPORATE GOVERNANCE STATEMENT

For the year ended 30 June 2026

Elevra Lithium Limited (Elevra or Company) is committed to a high level of corporate governance and promoting a culture that values trust, cooperation and mutual respect. Our Board is a strong advocate of good corporate governance and believes that a high standard of corporate governance is paramount for sustainable long-term performance and value creation.

Our Board is committed to fulfilling its corporate governance obligations and responsibilities in the best interests of both the Company and its stakeholders.

The ASX Listing Rules require the Company to prepare a Corporate Governance Statement (Statement) which discloses the extent to which the Company has followed the recommendations contained in the 4th edition of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations (Principles and Recommendations).

This Statement outlines the Company’s key corporate governance policies and practices for the financial year ended 30 June 2026 and is current as at 28 August 2026. This Statement has been approved by the Board.

Except as otherwise disclosed, the Company considers that it has followed each of the Principles and Recommendations for the financial year ended 30 June 2026.

Further information about the Company’s corporate governance practices can be located on the Company’s website at: www.elevra.com

In this Statement, a reference to the 2026 Elevra Annual Report is a reference to the Company’s annual report for the financial year ended 30 June 2026 which is located under the “Investors > Reports” page of the Company’s website.

PRINCIPLE 1: LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT

Recommendation 1.1: A listed entity should have and disclose a board charter setting out:

(a)	the respective roles and responsibilities of its board and management; and

(b)	those matters expressly reserved to the board and those delegated to management.

The Board is responsible for approving the objectives and direction of the Company and for guiding and monitoring the management of the Company to achieve its strategic plans.

The Board is collectively responsible for, amongst other things:

■	providing leadership and approving the Company’s purpose, strategy, strategic objectives and risk appetite, and overseeing Management’s implementation and performance against them;

■	overseeing the implementation of appropriate financial and risk management controls;

■	setting, monitoring and ensuring appropriate accountability and a framework for remuneration of Directors and executive officers; and

■	overseeing the Company’s risk management framework to enable risk to be identified, assessed and managed and to set the risk appetite the Board expects Management to operate within.

The Company has a Board Charter (published under the “About > Corporate Governance” page of the Company’s website) which clearly establishes the relationship between the Board and Management and describes their separate roles and responsibilities.

The Board has delegated to the Managing Director/CEO authority over the day-to-day management of the Company and its operations. The Managing Director/CEO, supported by other members of the Senior Leadership Team, is responsible for managing the day-to-day activities of the Company and advancing the strategic direction of the Company as set by the Board.

Despite this delegation of authority, the Board maintains ultimate responsibility for strategy and control of the Company and its businesses (including challenging Management and holding it to account).

Recommendation 1.2: A listed entity should undertake appropriate checks before appointing a director or senior executive or putting someone forward for election as a director and provide security holders with all material information in its possession relevant to a decision on whether or not to elect or re-elect a director.

Our process for the selection and appointment of Directors involves a formal selection process coordinated by the Nomination and Remuneration Committee.

As part of this process, the Nomination and Remuneration Committee makes recommendations to the Board on the necessary and desirable competencies of directors to ensure that the Board has an appropriate mix of skills, experience, expertise and diversity to enable it to discharge its responsibilities and deliver the Company’s corporate objectives.

Prior to the Nomination and Remuneration Committee recommending a potential candidate to the Board, appropriate checks are undertaken. These checks include criminal record and bankruptcy checks, and checks of the person’s educational qualifications and employment history. This process also applies to candidates who self-nominate for election.

Further details about the procedure for the selection and appointment of new directors, re-election of incumbent directors and the Board’s policy for the nomination and appointment of directors are set out in the Nomination and Remuneration Committee Charter. A copy of the Nomination and Remuneration Committee Charter can be found under the “About > Corporate Governance” section of the Company’s website at www.elevra.com

The Company also provides shareholders with all material information in our possession that is relevant to a decision whether or not to elect or re-elect a director (including any material findings arising as a result of background checks run in respect of new directors) in our Notices of Meeting.

Recommendation 1.3: A listed entity should have a written agreement with each director and senior executive setting out the terms of their appointment.

The Company has a written agreement in place with each Director and Senior Executive which sets out the terms of their appointment.

During the reporting period, the Company entered into new agreements with Ms. Christina Alvord, Ms. Dawne Hickton, Mr. Jorge Beristain and Mr. Jeffrey Armstrong in relation to their appointment as Non-Executive Directors of the Company.

A summary of the key terms of the employment contracts that the Company has in place with the Executive Key Management Personnel can be found in the 2026 Elevra Annual Report.

Recommendation 1.4: The company secretary of a listed entity should be accountable directly to the board, through the chair, on all matters to do with the proper functioning of the board.

The Company Secretary reports directly to the Board on all matters to do with the proper functioning of the Board and all Directors have access to the Company Secretary.

The Company Secretary’s role in respect of matters relating to the proper functioning of the Board includes:

■	advising the Board and its Committees on governance matters;

■	monitoring compliance with Board and Committee policies and procedures;

■	coordinating the timely completion and dispatch of Board and Committee papers; and

■	ensuring that the business at Board and Committee meetings is accurately captured in the minutes.

During the reporting period, Mr. Dylan Darbyshire-Roberts held the position of Company Secretary. Details of Mr. Roberts’ experience and qualifications are summarised in the 2026 Elevra Annual Report.

Recommendation 1.5: A listed entity should:

(a)	have and disclose a diversity policy;

(b)	through its board or a committee of the board set measurable objectives for achieving gender diversity in the composition of its board, senior executives and workforce generally; and

(c)	disclose in relation to each reporting period the measurable objectives set for that period to achieve gender diversity and the entity’s progress towards achieving those objectives and either:

(1)	the respective proportions of men and women on the board, in senior executive positions and across the whole workforce (including how the entity has defined “senior executive” for these purposes); or

(2)	if the entity is a “relevant employer” under the Workplace Gender Equality Act, the entity’s most recent “Gender Equality Indicators”, as defined in and published under that Act.

Diversity Policy

We respect and value the competitive advantage of diversity and inclusion (which includes but is not limited to gender, age, disability, ethnicity, marital or family status, religious or cultural background, sexual orientation and gender identity) and the benefit of its integration throughout the Company in order to enrich the Company’s perspective, improve corporate performance, increase shareholder value and maximise the probability of achievement of the Company’s goals.

The Company acknowledges that diversity and inclusion is important to the Company’s ability to attract, retain and motivate employees from the widest possible pool of available talent and the Company is committed to diversity and inclusion at all levels.

The Company has adopted a Diversity and Inclusion Policy which is available under the “About > Corporate Governance” section of the Company’s website at www.elevra.com

Measurable Objectives

The Board is responsible for establishing measurable objectives for achieving greater diversity and inclusion at all levels of the Elevra Group (including on the Board) (Measurable Objectives).

During the reporting period, the Company made significant progress in achieving greater diversity throughout the Elevra Group by:

■	Appointing Ms. Dawne Hickton as Chair of the Company;

■	Increasing the proportion of women Directors from 17% to 37.5%;

■	Appointing four (4) women in Senior Executive positions reporting Directly to the Managing Director/CEO (with the Senior Executive Team now comprising 50% men and 50% women); and

■	Increasing the overall proportion of women employed across the Elevra Group.

In addition to the progress the Company has already achieved, the Board has established the following Measurable Objectives which it considers are appropriate for the current size and structure of the consolidated group:

Objective	Target	Status as at 30 June 2026
1. 40% proportion of women Directors	30 June 2029	37.5%
2. 25% proportion of women across the Elevra Group	30 June 2029	23%

Further details about the diversity and inclusion activities undertaken by the Company during the reporting period are included in the “People and Culture” section of the 2026 Elevra Annual Report.
The respective proportions of women on the Board, in Senior Executive positions and across the whole workforce during the reporting period are as follows:
Proportion of Women	Status as at 30 June 2026

1. Proportion of women Directors	37.5% (30 June 2025: 17%)

2. Proportion of women employed in Senior Executive* positions	50% (30 June 2025: 0%)

3. Proportion of women employed across the Elevra Group (including Australia, Canada and the U.S.)	23% (30 June 2025: 22%)

*We now define “Senior Executive” as a person who is a member of our Senior Executive Team who reports directly to the Managing Director/CEO (i.e. it includes N-1 employees). The comparator % as at 30 June 2025 has been adjusted on this basis.
The Company is not a “relevant employer” under the Workplace Gender Equality Act.
Recommendation 1.6: A listed entity should:
(a)	have and disclose a process for periodically evaluating the performance of the board, its committees and individual directors; and

(b)	disclose for each reporting period whether a performance evaluation has been undertaken in accordance with that process during or in respect of that period.

The process for periodically evaluating the performance of the Board, its committees and individual directors is set out in the Nomination and Remuneration Committee Charter, a copy of which is available under the “About > Corporate Governance” section of the Company’s website at www.elevra.com
In accordance with this process, Board evaluation questionnaires were provided to each member of the Board in order to assess the performance of the Board as a whole, the Committees of the Board, each individual Director, the Chair and the Managing Director/CEO.
The completed questionnaires were provided to the Company Secretary and used as part of the performance evaluations which were undertaken in respect of the reporting period in accordance with the process described in the Nomination and Remuneration Committee Charter.
The recommendations arising from this evaluation are currently being implemented by the Board.

Following completion of the merger with Piedmont Lithium Inc. on 30 August 2025, the Elevra Board was reconstituted as follows:
Director	Position	Independence
Dawne Hickton	Non-Executive Chair	Independent
Lucas Dow	Managing Director/CEO	Non-Independent
Allan Buckler	Non-Executive Director	Independent
James Brown	Non-Executive Director	Non-Independent
Laurie Lefcourt	Non-Executive Director	Independent
Christina Alvord	Non-Executive Director	Independent
Jeffrey Armstrong	Non-Executive Director	Independent
Jorge Beristain	Non-Executive Director	Independent

During the reporting period, the Nomination and Remuneration Committee undertook a review of the Board’s size and composition (including with reference to the revised Board’s skills matrix) to ensure that it is appropriate for the Elevra Group going forward and to discharge its duties effectively.
As a result of this review and evaluation, the Board (based on the recommendations of the Nomination and Remuneration Committee) has agreed to reduce the size of the Board to six (6) members at or prior to the Company’s 2026 Annual General Meeting.
Recommendation 1.7: A listed entity should:
(a)	have and disclose a process for evaluating the performance of its senior executives at least once every reporting period; and

(b)	disclose for each reporting period whether a performance evaluation has been undertaken in accordance with that process during or in respect of that period.

The performance of Senior Executives is reviewed on an annual basis. The process for evaluating the performance of the Company’s Senior Executives is set out in the Nomination and Remuneration Committee Charter, a copy of which is available under the “About > Corporate Governance” section of the Company’s website at www.elevra.com
During the reporting period, a performance evaluation of our Senior Executives was undertaken in accordance with the above-mentioned procedure.
The results of these evaluations for Key Management Personnel are set out in the Remuneration Report which forms part of the Directors’ Report included in the 2026 Elevra Annual Report.
PRINCIPLE 2: STRUCTURE THE BOARD TO BE EFFECTIVE AND ADD VALUE
Recommendation 2.1: The board of a listed entity should:
(a)	have a nomination committee which has at least three members, a majority of whom are independent directors and is chaired by an independent director; and

(b)
disclose the charter of the committee, the members of the committee and, as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings.

The Company has a Nomination and Remuneration Committee that comprises the following members:
■	Ms. Dawne Hickton (Chair) (Independent, Non-Executive Director);

■	Ms. Christina Alvord (Independent, Non-Executive Director);

■	Ms. Laurie Lefcourt (Independent, Non-Executive Director); and

■	Mr. James Brown (Non-Independent, Non-Executive Director).

At the date of this Statement, the Nomination and Remuneration Committee is comprised solely of Non-Executive Directors, the majority of whom are independent and the Chair of the Nomination and Remuneration Committee (Ms. Dawne Hickton) is an independent, Non-Executive Director.
The Board considers that the composition and size of the Nomination and Remuneration Committee is appropriate to discharge its mandate effectively. The Committee has the right to seek advice from external consultants or specialists where it considers it necessary or appropriate to do so.
The Nomination and Remuneration Committee has a formal Charter which sets out, amongst other things, the specific responsibilities of the Committee. A copy of the Nomination and Remuneration Committee Charter is available under the “About > Corporate Governance” section of the Company’s website at www.elevra.com
Details of the number of meetings held by the Nomination and Remuneration Committee during the 2026 financial year and the attendance at those meetings are set out in the 2026 Elevra Annual Report.
Information regarding the qualifications of each member of the Nomination and Remuneration Committee are also included in the 2026 Elevra Annual Report.
Recommendation 2.2: A listed entity should have and disclose a board skills matrix setting out the mix of skills that the board currently has or is looking to achieve in its membership.
There are currently eight (8) Directors on the Board, comprising seven (7) Non-Executive Directors and one (1) Executive Director.
The Board considers that collectively the Directors bring an appropriate mix of skills, knowledge and experience to fulfil the Board’s role and guide the Company. Details of the Directors, including their qualifications, experience and length of service are set out in the 2026 Elevra Annual Report.
As part of its annual review, the Board assessed the skills and experience relevant to Elevra’s strategy, operations and objectives. The assessment is undertaken through a self-assessment process which is facilitated by the Nomination and Remuneration Committee.
The Board Skills Matrix below identifies areas in which Directors have relevant competence arising from direct practice and experience in prior and/or current roles. A Director is counted as having a skill where the Board considers that the Director has substantial experience gained through senior executive accountability, repeated board oversight or relevant professional expertise. General awareness and the core competencies expected of all Directors are not separately counted.
The Board Skills Matrix has identified certain areas in which:
■	certain skills, competencies and experience may be over-represented; and

■	additional depth would be beneficial as the Company’s strategy and operating environment evolve.

These areas are being addressed through the Board’s ongoing and orderly succession and renewal process, targeted director education and professional development, and access to management, independent advisers and external subject-matter experts where appropriate. The Nomination and Remuneration Committee uses the Board Skills Matrix to inform Board succession, future appointments and reappointments, committee composition and Director development priorities.

The Board Skills Matrix below presents the collective competencies of the Directors currently serving on the Board:

Board Competencies	Scope	Board Coverage
Executive leadership	Senior executive or C-suite accountability in medium-to-large listed entities, including leadership through growth, transformation and complex operating environments.	7/8
Strategy and capital allocation	Accountability for developing and implementing corporate strategy in a listed entity, including portfolio optimisation, capital allocation and long-term value creation.	7/8
Mining operations and exploration	Senior executive responsibility for exploration or production, or sustained board oversight in a mining and resources organisation.	5/8
Major mining projects and engineering	Senior executive experience in capital projects and/or engineering in a mining or resources environment.	7/8
Lithium value chain	Broad experience across one or more parts of the lithium value chain.	4/8
International operations and jurisdictions	Experience operating and transacting across multiple jurisdictions, cultures, regulatory regimes and business environments.	7/8
M&A, joint ventures and integration	End-to-end experience evaluating and executing acquisitions, divestments, joint ventures and strategic transactions, including post-transaction integration and synergy realisation.	6/8
Finance, accounting and capital markets	Substantial financial leadership, relevant professional finance qualifications and/or equity and debt capital markets experience, including complex funding structures.	6/8
Risk management	Accountability for developing and implementing enterprise risk management frameworks aligned to ISO 31000 or an equivalent standard in a listed entity.	4/8
Listed company governance and regulation	Experience with ASX and/or SEC listing requirements, continuous disclosure, takeover regulation and dual-listed company governance.	5/8
Investor relations	Experience engaging with shareholders, institutions, potential investors and equity analysts.	5/8
Sustainability and ESG	Experience in operational sustainability together with developing, implementing or overseeing ESG systems, processes and procedures.	3/8
People, culture and leadership	Experience with leadership succession, talent retention and cultural integration across assets and jurisdictions.	5/8

Recommendation 2.3: A listed entity should disclose:
(a)	the names of the directors considered by the board to be independent directors;
(b)
if a director has an interest, position or relationship of the type described in Box 2.3 but the board is of the opinion that it does not compromise the independence of the director, the nature of the interest, position or relationship in question and an explanation of why the board is of that opinion; and

(c)	the length of service of each director.
The Board recognises the valuable contribution that independent Directors bring to good corporate governance. All Directors, whether independent or not, are required to act in the best interests of the Company and to exercise unfettered and independent judgment.
The Board reviews the independence of each Non-Executive Director annually and as appropriate. In determining a Director’s independence, the Board considers those relationships which may affect independence as contained in the ASX Principles and Recommendations.
In each case, the materiality of the interest, position or relationship is assessed to determine whether it might interfere, or might reasonably be seen to interfere, with the Director’s capacity to bring an independent judgment to bear on issues before the Board and to act in the best interests of the Company and its security holders generally.
The Board has reviewed the position and relationships of all Directors in office as at the date of our 2026 Annual Report and considers that six (6) of the eight (8) Directors are independent.
The independence and length of service of each Director is as follows:

Director	Position	Independence	Date of Appointment	Length of Service[1]
Dawne Hickton	Non-Executive Chair[4]	Independent	August 2025	1 year
Laurie Lefcourt	Non-Executive Director	Independent	October 2024	2 years
Allan Buckler[2]	Non-Executive Director	Independent	August 2013	13 years
Lucas Dow	Managing Director	Non-Independent	February 2024	3 years
James Brown[3]	Non-Executive Director	Non-Independent	August 2013	13 years
Christina Alvord	Non-Executive Director	Independent	August 2025	1 year
Jeffrey Armstrong	Non-Executive Director	Independent	August 2025	1 year
Jorge Beristain	Non-Executive Director	Independent	August 2025	1 year
Notes:
1.	Length of service is calculated up to the date of this Statement and rounded to the nearest whole year.
2.
Despite the fact that Mr. Buckler has served on the Board for a period greater than 10 years, the Board has determined that the length of his tenure is not sufficiently material to interfere with his capacity to bring an independent judgement to bear on issues before the Board and to act in the best interests of the Company as a whole rather than in the interests of an individual security holder or other party. Mr. Buckler has consistently demonstrated independent judgment. The Board considers that having some Directors who have served on the Board for longer periods helps to ensure continuity of corporate knowledge and experience.

3.
Mr. James Brown transitioned from an Executive Director to a Non-Executive Director on completion of the merger with Piedmont Lithium Inc. on 30 August 2025. Given his recent executive role, the Board has assessed that Mr. James Brown is not Independent.

4.	Ms. Hickton was appointed Chair on 1 September 2025.

To foster Director independence, the Directors of the Company are invited to meet without Management present at the end of every Board meeting. The discussions at these meetings are facilitated by the Chair.

Recommendation 2.4: A majority of the board of a listed entity should be independent directors.
At the date of this Statement, the Board of Elevra comprises a majority of independent Directors.
Recommendation 2.5: The chair of the board of a listed entity should be an independent director and, in particular, should not be the same person as the CEO of the entity.
The Chair of the Board is elected from the independent Non-Executive Directors.
On 1 September 2025 (during the reporting period), Ms. Dawne Hickton was appointed as Chair of the Board. Ms. Hickton (Chair) is an independent Non-Executive Director and is not the same person as the Managing Director/CEO.
Further information about the Chair, Ms. Hickton, is included in the 2026 Elevra Annual Report.
Recommendation 2.6: A listed entity should have a program for inducting new directors and for periodically reviewing whether there is a need for existing directors to undertake professional development to maintain the skills and knowledge needed to perform their role as directors effectively.
New Directors of the Company are provided with a formal letter of appointment which sets out the key terms and conditions of their appointment, including their duties, rights and responsibilities, the time commitment envisaged, expectations regarding involvement with Committee work and their responsibilities with respect to acting in a capacity other than as a Director of the Company.
The Board is responsible for providing new Directors with an induction to the Company and for providing adequate professional development opportunities for Directors. The Director induction program covers the Company’s financial, strategic, operational and risk management position, and includes a meeting with key executives of the Company to gain an insight into the values and culture of the Company. Consistent with Recommendation 2.6 of the Principles and Recommendations, and in addition to the formal induction program, the Directors are provided with papers, presentations and briefings on an ongoing basis on the operations of the Company and on matters which may affect the business or operations of the Company.
All Directors have unrestricted access to employees of the Company and, subject to the law, access to all Company records and information held by the Company and its external advisers. In addition to presentations by Senior Leadership at Board meetings, Directors may seek briefings from Senior Leadership on specific matters.
Each Director, the Board and the Board Committees may obtain independent professional advice at the Company’s expense, as considered reasonable and necessary. Directors are entitled to reimbursement of all reasonable costs in obtaining such independent professional advice.
PRINCIPLE 3: INSTILL A CULTURE OF ACTING LAWFULLY, ETHICALLY AND RESPONSIBLY
Recommendation 3.1: A listed entity should articulate and disclose its values.
The Company’s values are articulated in the “Our Values” section of the Company’s 2026 Annual Report and in the Elevra FY2025 Modern Slavery Statement.
In summary, the Company’s values are:
■	Integrity;
■	Respect;
■	Resilience;
■	Collaboration; and
■	Execution.

Recommendation 3.2: A listed entity should have and disclose a code of conduct for its directors, senior executives and employees and ensure that the board or a committee of the board is informed of any material breaches of that code.
The Company has a Corporate Code of Conduct, a copy of which is available under the “About
> Corporate Governance” section of the Company’s website at www.elevra.com
The Board and Management team are committed to not only complying with the Company’s legal obligations but also to acting ethically and responsibly. The Board and the Management Team encourage all employees, consultants, contractors and anyone who represents Elevra in any of the Company operations to consider the principles of the Corporate Code of Conduct and use them as a guide to determine how to respond when acting on behalf of the Company.
The Corporate Code of Conduct provides that the Audit and Risk Committee is informed promptly of any material breach of the Code. Matters requiring full Board attention are escalated promptly to the Board.
Recommendation 3.3: A listed entity should have and disclose a whistleblower policy and ensure that the board or a committee of the board is informed of any material incidents reported under that policy.
The Company has a Whistleblower Policy, a copy of which is available under the “About > Corporate Governance” section of the Company’s website at www.elevra.com
The Audit and Risk Committee receives periodic reporting on disclosures made under the Whistleblower Policy and is informed promptly of any material incident reported under the Policy. Material matters are escalated to the Board. The outcomes of investigations made under the policy will be provided to the Managing Director/CEO or the Chair of the Audit and Risk Committee and such other persons, if any, as the Chair of the Audit and Risk Committee determines appropriate.
Recommendation 3.4: A listed entity should have and disclose an anti-bribery and corruption policy and ensure that the board or a committee of the board is informed of any material breaches of that policy.
The Company has a zero-tolerance approach towards bribery and corrupt conduct. Elevra and its personnel will not engage in any form of bribery or other corrupt conduct.
Material breaches of the Anti-Bribery and Corruption Policy are reported promptly to the Audit and Risk Committee or directly to the Board
A copy of the Company’s Anti-Bribery and Corruption Policy is available under the “About > Corporate Governance” section of the Company’s website at www.elevra.com
PRINCIPLE 4: SAFEGUARD THE INTEGRITY OF CORPORATE REPORTS
Recommendation 4.1: The board of a listed entity should:
(a)
have an audit committee which has at least three members, all of whom are non-executive directors and a majority of whom are independent directors and is chaired by an independent director who is not the chair of the board; and

(b)
disclose the charter of the committee, the relevant qualifications and experience of the members of the committee and, in relation to each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings.

The Company has an Audit and Risk Committee that currently comprises the following members:
■	Ms. Laurie Lefcourt (Chair) (Independent, Non-Executive Director);
■	Mr. Allan Buckler (Independent, Non-Executive Director);
■	Mr. Jeffrey Armstrong (Independent, Non-Executive Director); and

■	Mr. Jorge Beristain (Independent, Non-Executive Director).
At the date of this Statement, the Audit and Risk Committee comprises four members, all of whom are Non-Executive Directors and all of whom, including the Chair, are independent.
The Board considers that the composition and size of the Audit and Risk Committee is appropriate to discharge its mandate effectively. The Committee has the right to seek advice from external consultants or specialists where it considers it necessary or appropriate to do so.
The Audit and Risk Committee has a formal Charter which sets out, amongst other things, the specific responsibilities of the Audit and Risk Committee. A copy of the Audit and Risk Committee Charter can be found under the “About > Corporate Governance” section of the Company’s website at www.elevra.com
Details of the number of meetings held by the Audit and Risk Committee during the 2026 financial year and the attendance at those meetings are set out in the 2026 Elevra Annual Report. Information regarding the qualifications of each member of the Audit and Risk Committee can also be found in the 2026 Elevra Annual Report.
Recommendation 4.2: The board of a listed entity should, before it approves the entity’s financial statements for a financial period, receive from its CEO and CFO a declaration that, in their opinion, the financial records of the entity have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.
Before the Board approved the financial statements for the financial year ended 30 June 2026, the Managing Director/CEO and the Chief Financial Officer provided the Board with declarations that:
■	in their opinion, the financial records of the Company have been properly maintained;
■	in their opinion, the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the Company; and
■	their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.
In line with Recommendation 4.2 of the Principles and Recommendations, similar assurances were provided to the Board for the Company’s half-year financial statements and report.
Recommendation 4.3: A listed entity should disclose its process to verify the integrity of any periodic corporate report it releases to the market that is not audited or reviewed by an external auditor.
The Annual Financial Report and Remuneration Report are audited, and the Half-year Financial Report is reviewed by the Company’s external auditor, Ernst & Young.
Other periodic corporate reports that are not subject to external audit or review follow a documented verification and approval process. That process includes preparation by accountable business owners; reconciliation to source records; review by Finance, Legal, Investor Relations and relevant technical or subject-matter specialists; consideration of whether the report is materially accurate, balanced and not misleading; and approval under the Company’s disclosure authority framework.
PRINCIPLE 5: MAKE TIMELY AND BALANCED DISCLOSURE
Recommendation 5.1: A listed entity should have and disclose a written policy for complying with its continuous disclosure obligations under listing rule 3.1.
The Company understands the importance of open, clear and timely communication with its shareholders and investors as well as complying with its continuous disclosure obligations to the market.

The Company has a Continuous Disclosure Policy which is directed at ensuring that we comply with our continuous disclosure obligations under the ASX Listing Rules and the Corporations Act. A copy of our Continuous Disclosure Policy is available under the “About > Corporate Governance” section of the Company’s website at www.elevra.com
Recommendation 5.2: A listed entity should ensure that its board receives copies of all material market announcements promptly after they have been made.
In accordance with the Company’s internal ASX release lodgment procedure, the Board receives draft copies of all material market announcements prior to lodgment and copies of all material market announcements promptly after they are made. This is to ensure that the Board has direct input and timely visibility of the nature and quality of all material information being disclosed to the market.
Recommendation 5.3: A listed entity that gives a new and substantive investor or analyst presentation should release a copy of the presentation materials on the ASX Market Announcements Platform ahead of the presentation.
The Company ensures that copies of new and substantive investor or analyst presentations are released on the ASX Market Announcements Platform ahead of the relevant presentation.
PRINCIPLE 6: RESPECT THE RIGHTS OF SECURITY HOLDERS
Recommendation 6.1: A listed entity should provide information about itself and its governance to investors via its website.
Information about the Company and its governance can be found on our website at www.elevra.com
There is a range of information available on our website, including amongst other things, information about:
■	the Company’s projects;
■	our approach to modern slavery and sustainability and the Company’s reporting in this regard;
■	Directors and Executive Management;
■	the Company’s corporate governance practices, policies and charters; and
■	the Nasdaq statement of corporate governance differences disclosure.
Announcements are also made available under the “Investors > ASX Announcements” section on our website following release on the ASX Market Announcements Platform.
Recommendation 6.2: A listed entity should have an investor relations program that facilitates effective two-way communication with investors.
We value a direct, two-way dialogue with shareholders and investors, and we are committed to providing relevant information in a timely manner and to listen to and understand shareholders’ and investors’ feedback. Material or otherwise significant comments or concerns raised by investors are conveyed by Management to the Board.
We have an investor relations program to promote effective communication with our shareholders and investors, and to encourage participation at the Company’s shareholder meetings. The Company has a dedicated Investor Relations Officer who manages the Company’s investor relations program.
As part of our investor relations program, we seek to arrange both scheduled and ad hoc interactions with institutional investors, private investors and analysts, including investor briefings following the release of our half year and full year financial results. The presentation materials provided at these events are released to the ASX as required and uploaded to the “Investors” section of our website.

Contact with the Company can be made via an email address and a phone number provided under the “Contact” section of the Company’s website.
Recommendation 6.3: A listed entity should disclose how it facilitates and encourages participation at meetings of security holders.
We seek to conduct our meetings of shareholders in a manner that facilitates effective communication with shareholders and allows reasonable opportunity for informed shareholder participation.
At the Company’s Annual General Meeting (AGM), shareholders have the opportunity to hear directly from the Managing Director/CEO and the Board on the Company’s performance and strategic objectives, to ask questions on important issues, and to vote on resolutions.
Notices of Meeting are accompanied by explanatory notes to enable shareholders to assess and make an informed decision on the resolutions put forward at the meeting. Full copies of the Notices of Meeting and explanatory notes are posted on the Company’s website (www.elevra.com) as soon as they have been released on the ASX Market Announcements Platform. In addition, the Chair’s and Managing Director/CEO’s AGM address/presentation are released to the ASX and posted on the Company’s website before the AGM. Further, shareholders are invited to submit questions in advance of the AGM so that the Company can ensure those questions are adequately addressed at the AGM.
To foster and encourage greater shareholder participation, the Company hosted each of its 2025 Extraordinary General Meeting, 2025 AGM and 2026 Extraordinary General Meeting in a hybrid format – meaning that shareholders could either attend in person at the physical location or virtually. Shareholders who attended the AGM in person were given the opportunity to ask questions of the Board and Management. For those shareholders who participated virtually, the live webcast included a facility for shareholders to ask questions during the Meeting. Through both of these means, the Company allowed shareholders a reasonable opportunity to ask questions of the Board and the Company’s external auditors, Ernst & Young.
Once again, the Company will host its 2026 AGM in a hybrid format to facilitate and encourage shareholder participation at the AGM.
Recommendation 6.4: A listed entity should ensure that all substantive resolutions at a meeting of security holders are decided by a poll rather than by a show of hands.
All resolutions put to shareholders at the Company’s 2025 Extraordinary General Meeting, 2025 AGM and 2026 Extraordinary General Meeting were decided by way of a poll (rather than a show of hands). The same procedure will be adopted for the Company’s 2026 AGM.
Recommendation 6.5: A listed entity should give security holders the option to receive communications from, and send communications to, the entity and its security registry electronically.
In the interest of promoting effective communication with our shareholders, shareholders have the option of communicating with the Company and its share registry electronically.
Contact with the Company can be made via the phone number and the email address provided under the “Contact” section of our website www.elevra.com or by emailing the Company at: info@elevra.com. The Company also has dedicated contact information for the Investor Relations team who can be contacted by emailing: ir@elevra.com
The Company’s share registry (Computershare) provides a facility whereby investors can provide email addresses to receive correspondence from the Company electronically and investors can contact Computershare via telephone or email. Details of the Company’s Share Registry (Computershare) are also included under the “Contact” section of our website at www.elevra.com

PRINCIPLE 7: RECOGNISE AND MANAGE RISK
Recommendation 7.1: The board of a listed entity should:
(a)	have a committee or committees to oversee risk, each of which has at least three members, a majority of whom are independent directors and is chaired by an independent director; and
(b)
disclose the charter of the committee, the members of the committee and as at the end of each reporting period the number of times the committee met throughout the period and the individual attendances of the members at those meetings.

We recognise that risk is an accepted part of doing business and that effective management of risk is vital to delivering on our objectives, success and continued growth.
We are committed to managing our material business risks in a proactive and effective manner. In addition, the Board is responsible for satisfying itself that Management has developed and implemented a sound system of risk management and internal control.
The Board has delegated oversight of the Company’s risk management framework, including the review of the effectiveness of the Company’s internal control system and risk management process, to the Audit and Risk Committee.
The Audit and Risk Committee is responsible for:
■	monitoring Management’s performance against the Company’s Risk Management Framework, including whether Management is operating within the risk appetite set by the Board;
■	receiving and assessing reports from Management on new and emerging sources of risk and the risk controls and mitigation measures that Management has put in place to ameliorate those risks; and
■	making recommendations to the Board in relation to changes to the Company’s Risk Management Framework or to the risk appetite set by the Board.
Details about the Audit and Risk Committee, its composition and membership and the number of meetings held during the 2026 financial year are set out above in response to Recommendation 4.1.
At the date of this Statement, the Audit and Risk Committee comprises four members, all of whom are independent, Non-Executive Directors.
In addition, the Chair of the Audit and Risk Committee (Ms. Laurie Lefcourt) is an independent, Non-Executive Director who is not the Chair of the Board. The Board considers that Ms. Lefcourt is suitably qualified to assume the role as Chair of the Audit and Risk Committee.
Recommendation 7.2: The board or a committee of the board should:
(a)
review the entity’s risk management framework at least annually to satisfy itself that it continues to be sound and that the entity is operating with due regard to the risk appetite set by the board; and

(b)	disclose, in relation to each reporting period, whether such a review has taken place.
The Board and the Audit and Risk Committee conducted a review of the Company’s Risk Management Framework during the reporting period. Following this review, the Board is satisfied that Management has developed and implemented an appropriate system of risk management and that the Company is operating with due regard to the risk appetite set by the Board.

Recommendation 7.3: A listed entity should disclose:
(a)	if it has an internal audit function, how the function is structured and what role it performs; or
(b)
if it does not have an internal audit function, that fact and the processes it employs for evaluating and continually improving the effectiveness of its governance, risk management and internal control processes.

The Company does not have a standalone internal audit function. The Audit and Risk Committee oversees a risk-based assurance program which is implemented by Management. The Audit and Risk Committee receives the results of these assurance activities, monitors the timely remediation of findings and may meet any external assurance providers without Management present.
Recommendation 7.4: A listed entity should disclose whether it has any material exposure to environmental or social risks and, if it does, how it manages or intends to manage those risks.
The Company has a material exposure to environmental and social risks. These risks include (but are not limited to):
■	health and safety risks;
■	climate risk;
■	water and tailings management;
■	mine closure and rehabilitation;
■	permitting;
■	community and First Nations relationships;
■	project-development impacts;
■	workforce and human rights;
■	supply-chain and modern-slavery risk; and
■	environmental incidents.
Details of the Company’s material business risks and the other material exposures to environmental (including climate change) and social risks (including how the Company seeks to manage these risks), are discussed in the “Risks” section of the 2026 Elevra Annual Report which is available at www.elevra.com
During the reporting period, the Company has appointed a dedicated Chief Sustainability Officer who is responsible for the Elevra Group’s Health, Safety, Environment, and Community (HSEC) strategy as well as dedicated HSE and Sustainability personnel in Canada who are responsible for identifying and managing environmental and social risks for the Company’s operations in Québec.
The Company currently works closely and collaboratively with the communities located near its operations, including taking community interests into account in project design and management, implementing various initiatives to support the development of local communities and creating local employment opportunities.
PRINCIPLE 8: REMUNERATE FAIRLY AND RESPONSIBLY
Recommendation 8.1: The board of a listed entity should:
(a)	have a remuneration committee which has at least three members, a majority of whom are independent directors and is chaired by an independent director; and
(b)
disclose the charter of the committee, the members of the committee and as at the end of each reporting period the number of times the committee met throughout the period and the individual attendances of members at those meetings.

The Company has a Nomination and Remuneration Committee that comprises the following members:
■	Ms. Dawne Hickton (Chair) (Independent, Non-Executive Director);
■	Ms. Christina Alvord (Independent, Non-Executive Director);
■	Ms. Laurie Lefcourt (Independent, Non-Executive Director); and
■	Mr. James Brown (Non-Independent, Non-Executive Director).
At the date of this Statement, the Nomination and Remuneration Committee comprises four members, all of whom are Non-Executive Directors and the majority of whom, including the Chair, are independent.
A copy of the Nomination and Remuneration Committee Charter is available under the “About > Corporate Governance” section of the Company’s website at www.elevra.com
Details about the Nomination and Remuneration Committee, its composition and membership and the number of meetings held during the 2026 financial year are included in the 2026 Elevra Annual Report.
Recommendation 8.2: A listed entity should separately disclose its policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives.
The Company’s remuneration framework is designed to attract, retain and appropriately reward suitably qualified Directors and Senior Executives, while aligning executive remuneration with the Company’s strategy, performance, risk appetite and the long-term interests of shareholders. The structure of the Company’s remuneration framework remained unchanged during the reporting period.
Further details of the Company’s remuneration policies and practices, including the remuneration arrangements and outcomes applicable to Key Management Personnel, are set out in the Remuneration Report, which forms part of the Directors’ Report contained in the 2026 Elevra Annual Report.
Non-Executive Director remuneration
The remuneration of Non-Executive Directors is determined by the Board and is structured to support their independence, impartiality and ability to exercise objective judgement.
Non-Executive Directors receive fixed remuneration comprising a base Board fee and, where applicable, additional fees for serving as the Chair or a member of a Board Committee. The Non-Executive Chair receives a fixed fee covering all Board and Committee responsibilities. Non-Executive Director fees are paid within the aggregate fee pool approved by shareholders and include applicable statutory entitlements.
Non-Executive Directors do not receive performance-based or other at-risk remuneration and do not participate in the Company’s short-term incentive (STI) or long-term incentive (LTI) plans. They are not entitled to retirement benefits other than applicable statutory superannuation, pension or other statutory benefits.
Non-Executive Directors are subject to a minimum shareholding requirement equal in value to 100% of their base Board fee. The minimum shareholding is required to be achieved through on-market acquisition within five years of appointment as a Non-Executive Director.
Executive Director and Senior Executive remuneration
The remuneration of Executive Directors and other eligible Senior Executives comprises an appropriate combination of fixed annual remuneration and variable, performance-related remuneration through short-term and long-term incentive arrangements.

Fixed annual remuneration comprises base salary, applicable statutory superannuation or pension entitlements and, where appropriate, other fixed benefits. Fixed annual remuneration is determined having regard to the responsibilities of the role, the skills and experience of the individual, relevant market benchmarks, internal relativities and prevailing market conditions.
The short-term incentive plan is designed to reward eligible executives for achieving predetermined annual financial and non-financial business and individual performance measures established by the Board. Any STI award is delivered:
■	50 per cent in cash; and
■	50 per cent in deferred equity rights, with the deferred equity component vesting 12 months after payment of the cash component (subject to continued service and the applicable plan rules).
The LTI plan is designed to align eligible executives with the creation of sustainable long-term shareholder value and the delivery of the Company’s strategic objectives. LTI awards are delivered through equity rights and are assessed over a three-year measurement period, subject to continued service and performance conditions, including relative total shareholder return.
The payment or vesting of STI and LTI awards is subject to Board approval. The Board retains discretion under the shareholder approved Equity Incentive Plan Rules to adjust incentive outcomes upward or downward where necessary to prevent inappropriate remuneration outcomes, including reducing an award to zero.
All STI and LTI awards, including awards delivered in cash or equity, are subject to the Company’s malus, clawback and suspension provisions. These provisions permit the Board, in specified circumstances, to reduce, lapse or recover vested or unvested awards, including where an award would otherwise result in an inappropriate benefit.
Executive Key Management Personnel are also subject to a minimum shareholding requirement equal in value to 100% of base salary. The minimum shareholding must be achieved within five years of appointment as a member of Executive Key Management Personnel, either through on-market acquisition or the vesting of equity-based remuneration.
Recommendation 8.3: A listed entity which has an equity-based remuneration scheme should:
(a)	have a policy on whether participants are permitted to enter into transactions (whether through the use of derivatives or otherwise) which limit the economic risk of participating in the scheme; and
(b)	disclose that policy or a summary of it.
The Company has equity-based remuneration arrangements. The LTI plan and the equity component of the STI plan are both delivered through equity rights.
The Company has adopted a Trading Policy, a copy of which is available under the “About > Corporate Governance” section of our website at www.elevra.com

Under the Trading Policy, a person who participates in the Company’s Equity Incentive Plan must not enter into any hedging arrangement that limits the economic risk of holding Elevra securities allocated under that Plan:
■	before the securities have vested or been exercised; or
■	while the securities are subject to a holding lock or any other trading restriction.
The Trading Policy also prohibits participants in the Company’s LTI plan, including Key Management Personnel, and their related parties from entering into margin loans, stock-lending arrangements or other financial arrangements involving Company securities under which a lender or other third party is granted a right to sell, or compel the sale of, all or part of those securities.